Filed by HudBay Minerals Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Augusta Resource Corporation
Commission File Number: 001-32943
Date: February 19, 2014

TMX, NYSE — HBM 2014 No. 11

Hudbay Releases Fourth Quarter 2013 Results

Summary

•                  Constancia project over 56% complete at December 31, 2013, with capital costs and schedule on target; power line construction and community relocation well advanced.

•                  Commissioning of Lalor production shaft on schedule for second half of 2014; Reed commercial production on track for the first half of 2014.

•                  Completed an equity offering of 20.9 million common shares in January 2014 at a price of $8.25 per share for gross proceeds of $172.7 million.

•                  On February 9, 2014, announced intention to commence an offer to acquire all of the issued and outstanding common shares of Augusta Resource Corporation not already owned by Hudbay; Augusta is the operator of the undeveloped Rosemont copper project in Arizona.

•                  Semi-annual dividend of $0.01 per share declared.

Toronto, Ontario, February 19, 2014 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its fourth quarter 2013 financial results. In the fourth quarter of 2013, Hudbay recorded a loss and loss per share of $61.5 million and $0.32, respectively, compared to a profit and profit per share of $8.1 million and $0.05, respectively, in the fourth quarter of 2012. Operating cash flow before stream deposit and change in non-cash working capital was $0.8 million for the fourth quarter of 2013, a $5.2 million decrease compared with the same period in 2012, primarily due to lower inventory balances on hand in 2013 resulting in lower copper and zinc sales volumes compared to the fourth quarter of 2012.

Fourth quarter of 2013 loss was affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Earnings Per Share Impact ($/share)
Impairments and mark-to-market adjustments related to junior mining investments	(8.5)	(8.5)	(0.05)
Impact on deferred taxes of change in discount rate on decommissioning and restoration liabilities	—	1.0	0.01
Peruvian deferred tax arising from fiscal stability agreement and other items	—	(20.1)	(0.12)
Foreign currency translation loss	(8.9)	(11.0)	(0.06)
Adjustment made on zinc inventory write down	(5.0)	(3.1)	(0.02)
Gain as a result of provisional pricing adjustments	0.1	0.1	—
Impairment on sale of Back Forty	(11.9)	(11.9)	(0.04)
Mark-to-market gain on metal price hedging	0.4	0.3	—

“Our development projects progressed well in 2013, putting us in a good position to achieve our strategic objectives in 2014,” said David Garofalo, president and chief executive officer. “We are continuing to advance Constancia toward initial production late this year and Lalor toward production from the main shaft in the second half of the year, which would lead to significant growth in all the metals we produce.”

On January 9, 2014, Hudbay announced it had entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of the company’s common shares at a price of $8.25 per share. The underwriters were granted an over allotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and the aggregate gross proceeds from the offering were $172.7 million.

Hudbay intends to use the net proceeds of the offering for general corporate purposes, including providing the flexibility to pursue opportunities to advance the company’s growth strategy.

On February 9, 2014, Hudbay announced its intention to commence an offer to acquire all of the issued and outstanding common shares of Augusta Resource Corporation (“Augusta”) not already owned by Hudbay (the “Offer”). Under the terms of the Offer, Augusta shareholders are entitled to receive 0.315 of a Hudbay common share for each Augusta common share held, representing approximately $2.96 per Augusta common share (based on Hudbay’s closing share price on the TSX on February 7, 2014). The Offer represents a premium of approximately 62% based on the 20-day volume-weighted average share prices of Hudbay and Augusta on the TSX for the period ended February 7, 2014, and a premium of approximately 18% to Augusta’s closing share price on the TSX on February 7, 2014 in addition to Augusta’s 26% share price increase during the two trading days preceding the Offer. The Offer values Augusta at an enterprise value of approximately $540 million on a fully diluted in-the-money basis.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on March 19, 2014, unless extended or withdrawn.

“We view Augusta’s Rosemont project as an attractive complement to our existing portfolio of high-quality, long-life assets that fits well with our construction timeline at Constancia.  Rosemont would add to the next phase of Hudbay’s growth, while we remain focused on executing on our current asset pipeline and ensuring that we maintain the strength of our balance sheet,” said Mr. Garofalo. “The transaction will be accretive to Hudbay shareholders on key per share metrics and both Hudbay and Augusta shareholders will benefit from our ability to leverage our 87-year history of successful project execution and operations.”

Hudbay’s board of directors has declared a semi-annual dividend in the amount of $0.01 per common share, payable on March 31, 2014 to shareholders of record on March 14, 2014.

Financial and Operating Results

Total revenue for the fourth quarter of 2013 was $136.1 million, $44.9 million lower than the same period in 2012. This decrease was primarily due to lower inventory balances on hand in 2013 resulting in lower copper and zinc sales volumes compared to the fourth quarter of 2012. Also, as reported in the company’s news release on January 8, 2014, copper production was below expectations in the fourth quarter. Grades mined at 777 were affected by the deferral of higher grade zones from the 2013 mine plan to future years as a result of temporary limitations in paste backfill availability and requirements for ground support in the higher grade zones. While rehabilitation work will continue in 2014, Hudbay remains on track to achieve full year 2014 metals production and cost guidance.

Fourth quarter 2013 ore production at Hudbay’s Manitoba business unit was 13% higher than the prior year’s fourth quarter as a result of a full quarter of production at the Lalor and Reed mines. Overall mine operating costs per tonne were 15% higher than the prior year’s quarter due to the rehabilitation costs at 777 and higher costs of production from the Lalor mine. The latter are expected to decrease in the second half of 2014 when the main Lalor production shaft is commissioned and the production rate is doubled. The operating cost per tonne of ore processed in the fourth quarter of 2013 at the Flin Flon concentrator was 4% lower than the same period in 2012 as a result of increased ore throughput. Operating costs at the Snow Lake concentrator for the fourth quarter of 2013 were 19% lower than the same period in 2012 as a result of increased throughput in the plant.

Cash Flows

Operating cash flow before stream deposit and change in non-cash working capital was $0.8 million for the fourth quarter of 2013, a $5.2 million decrease compared with the same period in 2012, primarily due to lower inventory balances on hand in 2013 resulting in lower copper and zinc sales volumes compared to the fourth quarter of 2012.

Cash and cash equivalents decreased by $705.7 million from December 31, 2012 to $631.4 million as at December 31, 2013. This decrease was primarily driven by $905.0 million in capital expenditures principally at the Lalor and Constancia projects, and interest and dividend payments of $58.5 million and $18.9 million, respectively. These expenditures were partially offset by proceeds of $261.4 million from the issuance of additional senior unsecured notes and the receipt of a US$125 million deposit under the precious metals stream transaction with Silver Wheaton Corp.

During 2014, Hudbay anticipates making $904 million in capital expenditures on the Constancia, Lalor and Reed projects, together with $110.4 million in accrued but unpaid expenditures on these projects. Hudbay has total pro-forma available and committed liquidity of approximately $1.4 billion, including $631 million in cash and cash equivalents at December 31, 2013, US$260 million in amounts due from Silver Wheaton, $173 million in gross proceeds from our January 2014 equity financing together with amounts available under the company’s credit facilities and cash tax refunds expected to be received during the first half of 2014.

Constancia

At Hudbay’s 100% owned Constancia copper project in Peru, detailed engineering and procurement were substantially completed during 2013, with only minor process controls and final contracts outstanding. As at December 31, 2013, the project was over 56% complete. Of the total project capital budget of US$1.7 billion, Hudbay has incurred approximately US$1.03 billion in costs to December 31, 2013 and has entered into an additional US$319 million in commitments.

Hudbay continues to advance construction activities on the power transmission line from Tintaya to Constancia, with rights of way agreements in place for 100% of the alignment. The power line construction progress was 61% complete as at January 31, 2014. Hudbay is currently commissioning mining equipment and training operators and expects to begin pre-stripping late in the first quarter of 2014. SAG and ball mill shells and heads are 100% assembled, with trunnion installation and pinion and girth gear assembly upcoming, followed by liner installation and electromechanical tasks. Installation and assembly of the float cells is complete with work ongoing in structural steel and electromechanical equipment. Hudbay is conducting steel erection at the plant site and productivity is advancing well. Water capture for operations began in December 2013. Dam construction on the east tailings facility is well underway and on schedule. Bog removal in the east tailings facility is near completion and geomembrane liner installation continues with excellent progress.

In accordance with the agreements the company has entered into with local communities, Hudbay has delivered new homes to 29 of 36 families and has constructed a total of 32 homes. The relocation of these families is in progress. In the initial area required for operations, agreements with the three families yet to move have now been reached, and to date there has been no impact on Hudbay’s schedule.  Negotiations to secure surface rights over the Pampacancha deposit are expected to commence in the near future.

Hudbay has received approval of all required construction permits. In the third quarter of 2013, Hudbay received approval of its Environmental and Social Impact Assessment (“ESIA”) Modification 1 and submitted an application for a second amendment to the ESIA in December 2013 in respect of the final project configuration and to permit the incorporation of Pampacancha into the mine plan. Hudbay has received the first round of observations from the Ministry on ESIA Modification 2 and is addressing them with no critical items noted. All permitting remains on schedule. Hudbay has also obtained approval for the early refund of value added tax on purchases with retroactive effect to December 2012 and has received its first refund of US$21 million from the tax authorities in January 2014. Also in December 2013, Hudbay entered into a 15-year tax and fiscal stability agreement with the government of Peru.

Lalor

Of the total mine construction budget of $441 million, Hudbay has invested approximately $381 million at its 100% owned Lalor project in Manitoba to December 31, 2013 and has entered into an additional $32 million in commitments. The underground mine remains on schedule and on budget. Hudbay is continuing underground project development and has completed the excavation of the production shaft to the 985 metre level. Hudbay has completed the steel guide installation to the 220 metre level as at January 31, 2014 and is planning to complete the installation in the second quarter of 2014. Underground construction on the ore and waste handling systems and main dewatering is proceeding on schedule. Hudbay has now completed the final engineering for the surface exhaust fan installation which will be built after the main ventilation shaft hoist is dismantled. Hudbay has completed the final planning for the office/changehouse and final site layout. The company expects to receive the Environmental Act licence, which permits mining from the production shaft, in the ordinary course.

Reed

Of Hudbay’s $72 million estimated capital construction budget, the company has invested approximately $63 million at its 70% owned Reed project in Manitoba to December 31, 2013 and has entered into an additional $4 million in commitments. As of January 31, 2014, project development had advanced 2,004 metres with an additional 598 metres of pre-production development for a total 2,602 metres of advancement.  The project is on budget and on schedule and is expected to reach commercial production by the second quarter of 2014.

Key Financial Results

	Three Months Ended December 31		Year Ended December 31
($000s except per share and cash cost amounts)	2013	2012	2013	2012
Revenue	136,082	180,994	516,801	702,550
(Loss) profit before tax	(33,693)	24,509	(56,004)	48,381
Basic and diluted (loss) earnings per share[1]	(0.32)	0.05	(0.59)	(0.12)
Profit (loss) for the period	(61,481)	8,143	(109,276)	(23,463)
Operating cash flow[2,3]	762	6,002	9,849	142,957
Operating cash flow per share[3]	—	0.03	0.06	0.83
Cash cost, after by-product credits (per pound)[3]	2.16	1.99	1.91	1.11

1Attributable to owners of the company.

2Before stream deposit and change in non-cash working capital.

3Refer to “Non-IFRS Financial Performance Measures” below.

($000s except per share and cash cost amounts)	December 31, 2013	December 31, 2012
Cash and cash equivalents	631,427	1,337,088
Total assets	3,843,986	3,476,497

Non-IFRS Financial Performance Measures

Operating cash flow per share and cash costs per pound of copper sold (“cash cost”) are included in this news release because the company believes that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash costs, they help investors assess the performance of the Company’s operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents Hudbay’s calculation of operating cash flow per share for the three months and year ended December 31, 2013 and December 31, 2012:

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
($000s except share and per share amounts)	2013	2012	2013	2012
Operating cash flow before stream deposit and change in non-cash working capital	762	6,002	9,849	142,957
Weighted average shares outstanding	172,078,376	171,975,800	172,048,434	171,960,783
Operating cash flow per share	—	0.03	0.06	0.83

Cash cost per pound of copper sold

Cash cost per pound of copper sold is a non-IFRS measure that management uses as a key performance indicator to assess the performance of the company’s operations. Hudbay’s calculation designates copper as its primary metal of production as it is currently, and is expected to be, the largest component of revenues. The calculation is presented in two manners:

•                  Cash cost per pound of copper sold, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper sold, Hudbay’s primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of metal sales, and an increase in production of a by-product metal will tend to result in an increase in cash costs under this measure, regardless of the profitability of the increased by-product metal production.

•                  Cash cost per pound of copper sold, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of Hudbay. The economics that support Hudbay’s decision to produce and sell copper would be different if the company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay’s operating performance versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The following table presents Hudbay’s calculation of gross cash cost per pound of copper sold and cash cost per pound of copper sold, net of by-product credits for the three months and year ended December 31, 2013 and 2012.

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(000’s)	2013	2012	2013	2012
By product credits:
Zinc	(54,956)	(62,688)	(219,125)	(222,570)
Gold	(25,297)	(36,070)	(99,531)	(131,770)
Silver	(3,813)	(6,311)	(14,368)	(20,979)
Other	(1,086)	(1,517)	(5,796)	(6,364)
Total by product credits	(85,152)	(106,586)	(338,820)	(381,683)
Less: deferred revenue	16,998	29,322	69,088	29,322
Less: pre-production credits	2,731	115	12,519	115
Total by product credits, net of pre-production credits	(65,423)	(77,149)	(257,213)	(352,246)

By product credits, per net copper pound sold:
Zinc	(3.45)	(2.66)	(3.58)	(2.32)
Gold	(1.59)	(1.53)	(1.63)	(1.38)
Silver	(0.24)	(0.27)	(0.23)	(0.22)
Other	(0.06)	(0.06)	(0.09)	(0.06)
Total by product credits	(5.34)	(4.52)	(5.53)	(3.98)
Less: deferred revenue	1.06	1.24	1.13	0.30
Less: pre-production credits	0.17	—	0.20	—
Total by product credits, net of pre-production credits	(4.11)	(3.28)	(4.20)	(3.68)

Cash Cost, before by-product credits	99,857	124,059	373,906	458,934
By-product credits, net of pre-production credits	(65,423)	(77,149)	(257,213)	(352,246)
Cash Cost, after by-product credits	34,434	46,910	116,693	106,688

Pounds of copper sold	16,735	23,553	63,280	95,821
Less: pre-production pounds of copper sold	799	—	2,052	—
Net pounds of copper sold	15,936	23,553	61,228	95,821

Cash Cost, Before by-product credits (per pound)	6.27	5.27	6.11	4.79
By-product credits (per pound)	(4.11)	(3.28)	(4.20)	(3.68)
Cash Cost, After by-product credits (per pound)	2.16	1.99	1.91	1.11

Reconciliation to IFRS:
Cash Cost, after by-product credits	34,434	46,910	116,693	106,688
By-product credits	85,152	106,586	338,820	381,683
Change in deferred revenues	(16,998)	(29,322)	(69,088)	(29,322)
Pre-production revenue	(2,731)	(115)	(12,519)	(115)
Treatment and refining charges	(5,332)	(5,529)	(19,853)	(22,709)
Share based payment	337	505	1,021	1,377
Adjustments related to zinc inventory write-downs (reversals)	5,011	(1,955)	5,011	(5,420)
Demolition and rehabilitation	—	555	—	684
Cost of sales — operating costs (excluding depreciation)	99,873	117,635	360,085	432,866

Cash cost after by-product credits in the fourth quarter of 2013 was $2.16/lb, compared to $1.99/lb for the same period in 2012 due to higher per unit operating costs as Lalor ramps up to capacity by the second half of 2014, and lower realized copper grades at 777, as a result of the deferral of certain high-grade copper zones from the 2013 mining plan.

Cash cost after by-product credits for the year ended December 2013 was $1.91/lb, compared to $1.11/lb for the same period in 2012 due to the same factors that affected fourth quarter cash costs and also due to lower production volumes over the full year as a result of the planned closures of the Trout Lake and Chisel North mines in the second half of 2012.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/HUDBQ4MDA2014.pdf

Financial Statements:

http://media3.marketwire.com/docs/HUDBQ4FS2014.pdf

Conference Call and Webcast

Date:	Thursday, February 20, 2014

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-644-3415 or 877-974-0445

Replay:	416-640-1917 or 877-289-8525

Replay Passcode:	4659423#

The conference call replay will be available until midnight (Eastern Time) on February 27, 2014. An archived audio webcast of the call also will be available on Hudbay’s website.

Qualified Persons

The technical and scientific information in this news release related to the Constancia project has been approved by Cashel Meagher, P. Geo, Hudbay’s Vice-President, South America. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward looking information includes, but is not limited to, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer, the market for and listing of the common shares Hudbay may issue pursuant to the Offer, the value of the Hudbay common shares that may be received as consideration under the Offer, Hudbay’s ability to complete the transactions contemplated by the Offer, the permitting, development and financing of Augusta’s Rosemont project, the purpose of the Offer, the completion of any compulsory acquisition or subsequent acquisition transaction in connection with the Offer and any commitment to acquire outstanding shares of Augusta, Hudbay’s objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects, Hudbay’s expectation as to the use of proceeds from the recently completed equity offering, production at Hudbay’s 777, Lalor and Reed mines and initial production from the Constancia project, continued processing at Hudbay’s Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, Hudbay’s ability to complete the development of Hudbay’s Lalor, Constancia and Reed projects and the anticipated scope and cost of any development plans for these projects, anticipated timing of Hudbay’s projects and events that may affect Hudbay’s projects, including the anticipated issue of required licenses, our expectation that Hudbay will receive the remaining deposit amounts under our amended precious metals stream transaction with Silver Wheaton Corp. and additional funding under Hudbay’s equipment financing transaction with Caterpillar Financial Services Corporation, expectations with respect to additional credit facilities, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals Hudbay produces;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•                  the supply and availability of concentrate for Hudbay’s processing facilities;

•                  the supply and availability of reagents for Hudbay’s concentrators;

•                  the availability of third party processing facilities for Hudbay’s concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of Hudbay’s business and growth strategies, including the success of Hudbay’s strategic investments and initiatives;

•                  the availability of financing for Hudbay’s exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop Hudbay’s projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

•                  Hudbay’s ability to secure required land rights to complete its Constancia project;

•                  maintaining good relations with the communities in which Hudbay operates, including the communities surrounding the Constancia project and First Nations communities surrounding the Lalor and Reed projects;

•                  no significant unanticipated challenges with stakeholders at Hudbay’s various projects;

•                  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•                  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments;

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; and

•                  the accuracy of Augusta’s public disclosure;

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the impact of the issuance of Hudbay’s common shares as consideration under the Offer on the market price of Hudbay’s common shares, the development of the Rosemont project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken in connection with the Offer, Augusta becoming a majority-owned subsidiary of Hudbay after consummation of the Offer, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, the failure to obtain the required approvals or clearances from government authorities on a timely basis, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond Hudbay’s control), depletion of Hudbay’s reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with Hudbay’s pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in Hudbay’s debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s Management’s Discussion and Analysis for the fourth quarter of 2013.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning Augusta

Except as otherwise expressly indicated herein, the information concerning Augusta contained in this news release has been taken from and is based solely upon Augusta’s public disclosure on file with the relevant securities regulatory authorities. Augusta has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Augusta contained in this news release. Although Hudbay has no knowledge that would indicate that any information or statements contained in this news release concerning Augusta taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Hudbay’s directors or officers have verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Augusta to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Hudbay. Hudbay has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Augusta’s publicly available documents or records or whether there has been any failure by Augusta to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Augusta is given based on information in Augusta’s public disclosure available as of the date hereof.

Cautionary Note in Respect of the Offer

The full details of the Offer are set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay filed with the Canadian securities regulatory authorities.  Hudbay also filed with the SEC a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”).  The disclosure related to the Offer in this news release is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO.  AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER.  Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc. at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is unlawful.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbayminerals.com